February 9, 2007

Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561

Re:	MRU Holdings, Inc.
Form 10-KSB for the Fiscal Year Ended June 30, 2005
Form 10-KSB for the Fiscal Year Ended June 30, 2006
Form 10-QSB for the Quarter Ended September 30, 2006
(File No. 000-33487)

Dear Mr. Vaughn:

As we stated in our telephone conversation of February 7, 2007, we intend to further revise our disclosures in Notes 2 and 3 of our restated financial statements, to be filed with amended quarterly and annual reports on Forms 10-KSB/A and 10-QSB/A for the periods ended March 31, June 30, September 30 and December 31, 2005, and March 31, June 30 and September 30, 2006. We appreciate the opportunity to present to you for your comments our intended disclosures and to discuss any changes that you may suggest.

We propose to revise the following subsections of Note 2 and Note 3 of our Notes to Consolidated Financial Statements for the period ended September 30, 2006. We intend to make similar changes to our notes to our financial statements for prior periods.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Valuation Reserve - Student Loan Receivables

The Company’s private and federally insured student loans receivable portfolios are both held for sale, valued at the lower of cost or market. The valuation reserve represents management’s estimate of possible losses on these student loans receivable portfolios. This evaluation process is subject to numerous estimates and judgments. The Company evaluates the adequacy of the valuation reserve on its federally insured loans receivable portfolio separately from its private student loans receivable portfolio.

In determining the adequacy of the valuation reserve for the private student loans receivable portfolio, the Company considers several factors including: loans in repayment versus those in nonpayment status, delinquency status, and trends in defaults in the portfolio based on Company data. Should any of these factors change, the estimates made by management would also change, which in turn would impact the level of the Company’s future valuation reserve.

The valuation reserve is maintained at a level management believes is adequate to provide for estimated possible credit losses inherent in the student loans receivable portfolio. This evaluation is inherently subjective because it requires estimates that may be susceptible to significant changes.

For the six months ended December 31, 2006, the Company recorded $2,166,566 as an additional valuation reserve for its private student loans receivable, based on an analysis of the delinquency history on the portion of its student loan portfolio that is currently serviced, for the Company’s entire student loan portfolio (both currently servicing and deferred servicing). There was no valuation reserve established for the six months ended December 31, 2005 as the Company’s portfolio had no delinquency history through that time period.

The Company places a private student loan receivable on nonaccrual status and charges off the loan when the collection of principal and/or interest is 180 days past due or if the Company learns of an event or circumstance, which in the Company’s judgment causes the loan to have a high probability of nonpayment, even before the collection of principal and/or interest is 180 days past due. The Company’s third party servicer works with borrowers who have temporarily ceased making full payments due to hardship or other factors, according to a schedule approved by the third party servicer that is consistent with the established loan program servicing procedures and policies. Loans granted deferment or forbearance will move off principal and/or interest repayment, although these loans will continue to accrue interest. The Company is motivated to work with the servicer in identifying borrowers who may be delinquent on their loans due to misinformation (students frequently change addresses) or availing the student borrower deferment or forbearance. The Company wishes to actively manage its servicing and collection process for two principal reasons: to assist student borrowers maintain their credit ratings and to keep the Company’s valuation reserve as low as possible.

An analysis of the Company’s valuation reserve is presented in the following table for the three months and six months ended December 31, 2006:

	Three Months Ending 12/31/06	Six Months Ending 12/31/06

Balance at beginning of period	$2,510,085	$814,631
Valuation reserve increase/(decrease)
Federally insured loans	0	0
Private student loans	471,112	2,166,566
Total valuation reserve change	471,112	2,166,566

Charge-offs, net of recoveries
Federally insured loans	0	0
Private student loans	(138,196)	(138,196)
Net charge-offs	(138,196)	(138,196)

Balance at end of period	$2,843,001	$2,843,001

Private student loan reserve as a percentage of
the private student loans receivable portfolio	3.02%

The Company charged off six (6) loans worth $78,975 that it discovered were made to borrowers under fraudulent pretenses. The Company charged off four (4) loans worth $59,221 that have principal and/or interest payments due that are over 180 days delinquent. The Company has placed these ten (10) loans on nonaccrual status.

For the six months ended December 31, 2006, the Company originated approximately $4.2 million in loans under the U.S. Department of Education’s Federal Family Education Loan Program (FFELP) provisions. The amount of any valuation reserve for this portfolio is currently immaterial.

Financial Instruments Disclosures of Fair Value

Statement of Financial Accounting Standard 107, Disclosures about Fair Value of Financial Instruments, (FAS 107), requires entities to disclose the fair value of all (recognized and unrecognized) financial instruments that is practicable to estimate, including liabilities. The estimates of fair value of financial instruments are summarized as follows:

Carrying amounts approximate fair value

	December 31, 2006	December 31, 2005

Cash	$6,087,920	$353,236
Restricted cash	6,484,351	2,628,276
Accounts Receivable	16,667	18,100
Federal student loans, held for sale	4,206,047	0
Accounts Payable	2,805,340	570,470
Notes Payable - Doral Bank	5,277,063	117,939
Notes Payable - Merrill Lynch	69,089,812	0
Notes Payable - Nomura	18,351,321	15,551,627

Fair values approximate carrying values because of the short time until realization.

Assets with fair values exceeding carrying amounts

	December 31, 2006
	Carrying Value	Fair Value

Private student loans receivable, held for sale	$94,053,488	$105,842,309
Investment in Achiever Fund I, LLC	1,000,000	1,089,600

	December 31, 2005
	Carrying Value	Fair Value

Private student loans receivable, held for sale	$15,957,431	$17,775,269

The Company determined the fair value of its student loans receivable through a net present value analysis. The Company collates data from a variety of public and private sources, including the United States Department of Education, individual colleges and universities, academic research studies, the Company’s internal research and survey efforts as well as data from credit bureaus and other credit granters. The Company’s net present value analysis considered the following: 2003 United States Department of Education’s cohort default rates for Title IV post-secondary educational institutions (adjusted for particular characteristics of individual borrowers including the university attended, program of study, academic progress in the current or prior program of study, and current or prior employment history), an individual loan basis of valuation, and estimated prepayment assumptions. As of December 31, 2006, the approximate 12.5% increase in fair value over the carrying value, which is the Company’s cost, results from this net present value modeling of future cash flows from the borrowers servicing these loans tempered by all of the above factors.

The fair value of the Investment in Achiever Fund I, LLC was determined from the December, 2006 net asset value report provided to the investors in this entity.

NOTE 3- STUDENT LOAN RECEIVABLES, HELD FOR SALE

Student loan receivables are private student loans made to post-secondary and/or graduate students pursuing degree programs from selective colleges and universities in the United States of America and abroad.  Private student loans are not guaranteed by any governmental entity and are unsecured consumer debt.  Interest accrues on these loans from date of advance, with the interest rate dependent on the student borrower’s choice of repayment option (deferred, interest payment only, and principal and interest payment).  Once these loans begin to service, borrower payments are applied to interest and principal consistent with the effective interest rate method per SFAS 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”. Origination fee revenue is recognized, if applicable, over the principal servicing life of the loan, also per SFAS 91.

The Company values its student loan receivables at the lower of cost or market. The Company determines the fair market value of its student loans receivable through a net present value analysis of its student loan portfolios. This process is described in Note 2, Financial Instruments Disclosures of Fair Value for private student loans receivable. The Company intends to sell or securitize student loans receivable at a time indefinite, such action is largely dependent on the Company’s ability to originate and/or hold similar student loans receivable to bundle for sale or securitization.

MRU Lending, Inc. and MRU Funding SPV, Inc. have loan purchase agreements with Doral Bank Federal Savings Bank New York (Doral Bank), an affiliate of the Doral Financial Corporation. Through November 30, 2005, MRU Lending, Inc. had a loan purchase agreement with Webbank, a Utah state chartered financial institution and a wholly owned subsidiary of WebFinancial Corporation.

The Doral Bank-MRU Lending loan program is secured by a $1 million ninety-day certificate of deposit held by MRU Lending at Doral Bank, with assignment rights to Doral Bank. The Doral Bank-MRU Funding SPC loan program is secured by a seven-day certificate of deposit held at Doral Bank, with assignment rights to Doral Bank.

Through December 31, 2006, the Company purchased the following private student loan volumes through its various subsidiary loan programs. All loans purchased through these loans programs are purchased at par, i.e. no discount, and without recourse or redemption features available to the originating bank.

○	The Doral Bank-MRU Lending loan program purchased approximately $18.5 million in private student loans.

○	The Doral Bank-MRU Funding SPV loan program purchased approximately $67.5 million in private student loans.

○	The Webbank-MRU Lending loan program purchased approximately $1.5 million in private student loans.

The Company has retained servicing rights on the loans purchased under its various subsidiary loan programs and has outsourced the servicing function to a third party, who remits funds collected to us along with monthly activity reports.

*  *  *

In amending our periodic reports, our goal is to meet our disclosure requirements under the securities laws, and we therefore appreciate all the assistance that you have provided us to date and any further assistance that you can provide with respect to the disclosures set forth above. If you have any questions or further suggestions regarding our disclosures, please contact our counsel, Tom Horenkamp at (312) 849-8184 or our Managing Director-Finance and Controller, Randy L. Rasmussen, at (212) 836-4163.

Sincerely,

/s/ Edwin J. McGuinn, Jr.

Edwin J. McGuinn, Jr.
Chief Executive Officer